                                  EXHIBIT (12)

                             HELLER FINANCIAL, INC.

                        COMPUTATION OF RATIO OF EARNINGS
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                  1993      1992      1991     1990      1989
                                --------- --------- -------- --------- ---------
                                         (DOLLAR AMOUNTS IN THOUSANDS)
Net income before income taxes
 and minority interest in
 income of Heller
 International Group, Inc.....  $ 132,669 $  45,550 $ 69,614 $ 103,581 $ 138,080
                                --------- --------- -------- --------- ---------
Add-Fixed charges
  Interest and debt expense...    263,563   295,489  405,519   488,226   469,611
  One-third of rentals........      5,116     4,034    4,727     4,735     5,481
                                --------- --------- -------- --------- ---------
      Total fixed charges.....    268,679   299,523  410,246   492,961   475,092
                                --------- --------- -------- --------- ---------
Net income as adjusted........  $ 401,348 $ 345,073 $479,860 $ 596,542 $ 613,172
                                --------- --------- -------- --------- ---------
Ratio of earnings to fixed
 charges......................       1.49      1.15     1.17      1.21      1.29
                                ========= ========= ======== ========= =========
Preferred stock dividends on a
 pre-tax basis................     12,588     2,964    6,711    25,679    28,457
      Total combined fixed
       charges and preferred
       stock dividends........  $ 281,267 $ 302,487 $416,957 $ 518,640 $ 503,549
                                --------- --------- -------- --------- ---------
Ratio of earnings to combined
 fixed charges and preferred
 stock dividends..............       1.43      1.14     1.15      1.15      1.22
                                ========= ========= ======== ========= =========

  For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" includes income before income taxes and fixed charges. "Combined fixed charges and preferred stock dividends" includes interest on all indebtedness, one third of annual rentals (approximate portion representing interest) and preferred stock dividends on a pre-tax basis. If the Company included the amount of dividends declared and paid on its Cumulative Convertible Preferred Stock, Series D on June 30, 1989, cumulative from March 30, 1984 through December 31, 1988 in the above computation, the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.15.